MALIZIA SPIDI & FISCH, PC
                                ATTORNEYS AT LAW

1100 NEW YORK AVENUE, N.W.                            1900 SOUTH ATHERTON STREET
SUITE 340 WEST                                 STATE COLLEGE, PENNSYLVANIA 16801
WASHINGTON, D.C.  20005                                           (814) 272-3502
(202) 434-4660                                         FACSIMILE: (814) 272-3514
FACSIMILE: (202) 434-4661

JOHN J. SPIDI                                        WRITER'S DIRECT DIAL NUMBER
SPIDI@MALIZIALAW.COM                                              (202) 434-4670


VIA EDGAR
---------

January 18, 2005

Abby Adams, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 5th Street, N.W.
Washington,  D.C.  20549

         Re:      Wells Financial Corp.
                  Amendment No. 11 to Schedule 13E-3
                  SEC File No. 5-45455
                  ----------------------------------

Dear Ms. Adams:

     Transmitted with this letter for filing with the Commission on behalf of the above- referenced registrant is a manually executed copy of Amendment No. 11 to the registrant's Schedule 13E-3.

     On behalf of Wells Financial Corp. (the "Company"), we hereby submit the following response to your comment letter dated January 7, 2005, with respect to the above-referenced filing. We have keyed our responses to the captions and paragraph numbering used in your comment letter.

     1. We wish to advise you supplementally that the Company plans to disseminate the Information Statement to its shareholders at least 30 days before the purchase of any of the Company's securities subject to the Rule 13e-3 transaction in accordance with General Instruction D.4. of Schedule 13E-3.

     2. Please see the revised disclosure beginning on page 28 of the Information Statement under the caption "Opinion of Financial Advisor" and
Exhibit I.

MALIZIA SPIDI & FISCH, PC

Abby Adams, Esq.
Special Counsel
January 18, 2005
Page 2


     3. Please see the revised disclosure on pages 20-22 of the Information Statement under the caption "Benefits and Detriments of the Reverse Stock Split."

     4. Please see the revised disclosure on pages 26 and 27 of the Information Statement under the subcaption "The Board Received a Fairness Opinion."

     Please call me or Joan Guilfoyle, Esq. of this office at (202) 434-4677, with any additional comments or questions. Thank you for your prompt attention to this matter.

                                     Sincerely,

                                     /s/ John J. Spidi

                                     John J. Spidi



cc:      Mr. Lonnie Trasamar, President and CEO